Exhibit 99.2

Attestation de la personne qualifiée

Je, Hugo Fisette, résidant à Longueuil (Québec), au Canada, à titre d’auteur du Rapport technique Nl 43-101, Étude de préfaisabilité - Boto - Sénégal, en date du 31 décembre 2017, certifie par la présente que :

1.	Je suis ingénieur minier principal chez IAMGOLD Corporation, situé au 1111, rue St-Charles Ouest, Tour Est, Suite 750, Longueuil, Québec.

2.	Je suis titulaire d’un baccalauréat en génie géologique de I’École Polytechnique de Montréal (1997).

3.	Je suis un ingénieur professionnel et membre en bonne et due forme de I’Ordre des ingénieurs du Québec (OIQ), au Canada (# 121087).

4.	Je pratique ma profession depuis 1998 ans et je travaille pour IAMGOLD Corporation depuis 2011.

5.	Je suis responsable des sections 1.1-1.5, 4, 5, 6, 7, 8, 9, 10, 11 et 25.6.

6.	J’ai lu la définition de « Personne qualifiée » de la Norme canadienne 43-101 (Nl 43-101) et je certifie que je m’y conforme en raison de mon éducation, de mon association professionnelle (comme définis dans la Nl 43-101) et de mon expérience de travail. Ainsi, aux fins de la Nl 43-101, je déclare étre une personne qualifiée.

7.	J’ai visité le site du 10 au 15 avril 2015 et j’ai inspecté les sites projetés des fosses à ciel ouvert et de I’usine de traitement.

8.	Je suis pas indépendant d’lAMGOLD conformément à I’application de la rubrique 1.5 de la Nl 43-101.

9.	Je n’ai aucune association antérieure à la propriété.

10.	J’ai lu la Nl 43-101 et le formulaire 43-101F1, et le rapport technique a été établi conformément à ceux-ci.

11.	À la date d’entrée en vigueur du rapport technique, pour autant que je sache, le présent rapport technique comporte tous les renseignements scientifiques et techniques qui doivent être publiés pour que le rapport technique ne soit pas trompeur.

Fait à Longueuil (Québec), au Canada, le 31 décembre 2017.

/s/ Hugo Fisette
Hugo Fisette, ing.

Attestation de la personne qualifiée

Je, Vincent Blanchet, résidant à Montréal (Québec), au Canada, à titre d’auteur du Rapport technique Nl 43-101, Étude de préfaisabilité - Boto - Sénégal, en date du 31 décembre 2017, certifie par la présente que :

1.	Je suis géologue sénior chez IAMGOLD Corporation, situé au 1111, rue St-Charles Ouest, Tour Est, Suite 750, Longueuil, Québec.

2.	Je suis titulaire d’un baccalauréat en génie géologique de I’Université Laval, au Canada (2008).

3.	Je suis un ingénieur professionnel et membre en bonne et due forme de I’Ordre des ingénieurs du Québec (OIQ), au Canada (# 146574).

4.	Je pratique ma profession depuis 2008 sans interruption, et je travaille pour IAMGOLD depuis 2016.

5.	Je suis responsable des sections 1.7, 12, 14, 25.1, 25.2 et 26.1.

6.	J’ai lu la définition de « Personne qualifiée » de la Norme canadienne 43-101 (Nl 43-101) et je certifie que je m’y conforme en raison de mon éducation, de mon association professionnelle (comme définis dans la Nl 43-101) et de mon expérience de travail. Ainsi, aux fins de la Nl 43-101, je déclare être une personne qualifiée.

7.	J’ai visité le site entre le 8 et 15 décembre 2016.

8.	Je suis pas indépendant d’lAMGOLD conformément á I’application de la rubrique 1.5 de la Nl 43-101.

9.	Je n’ai aucune association antérieure à la propriété.

10.	J’ai lu la Nl 43-101 et le formulaire 43-101F1, et le rapport technique a été établi conformément à ceux-ci.

11.	À la date d’entrée en vigueur du rapport technique, pour autant que je sache, le présent rapport technique comporte tous les renseignements scientifiques et techniques qui doivent être publiés pour que le rapport technique ne soit pas trompeur.

Fait à Montréal (Québec), au Canada, le 31 décembre 2017.

/s/ Vincent Blanchet	#146574
Vincent Blanchet, ing.

Certificate of Qualified Person

I, Ryda Willis, of Mississauga, Ontario, Canada, do hereby certify that as the author of “Nl 43-101 Technical Report, Boto Gold Project, Senegal” dated 31 December 2017 that:

1.	l am employed as the Lead Process Engineer with Lycopodium Minerals Canada Ltd, 5060 Spectrum Way, Suite 400, Mississauga, ON, Canada.

2.	I graduated from the University of the Waterloo, Ontario, in 2008 with a Bachelor of Applied Science degree, Honours Chemical Engineering.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100136514).

4.	I have practiced my profession continuously as a process engineer for 9 years and have been with Lycopodium Minerals since 2016.

5.	l am responsible for compiling the overall technical report and responsible for sections 1.6, 1.10, 13, 17 and 25.4.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person for the purpose of Nl 43-101.

7.	I did not visit the site.

8.	l am independent of IAMGOLD in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 31 day of December 2017.

[signed]

/s/ Ryda Willis
Ryda Willis, P. Eng

Certificate of Qualified Person

I, Neil Lincoln, of Mississauga, Ontario, Canada, do hereby certify that as the author of “Nl 43-101 Technical Report, Boto Project, Senegal” dated 31 December 2017 that:

1.	I am employed as the VP Business Development and Studies with Lycopodium Minerals Canada Ltd, 5060 Spectrum Way, Suite 400, Mississauga, ON, Canada.

2.	I graduated from the University of the Witwatersrand, South Africa, in 1994 with a Bachelor of Science in Metallurgy and Materials Engineering (Minerals Process Engineering) degree.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100039153).

4.	I have practiced my profession continuously as a metallurgist for 22 years and with Lycopodium Minerals since 2011.

5.	I am responsible for compiling the overall technical report and responsible for sections 1.11-1.14, 1.16, 2, 3,18.1-18.17, 19, 20, 21 (exceptions 21.3.1, 21.4, 21.6.1), 22, 23, 24, 26.3, 26.4 and 27.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person for the purpose of Nl 43-101.

7.	I visited the site during 24 October 2017, and inspected the proposed open pit, process plant, water storage pond, tailings storage facility and mine infrastructure areas.

8.	I am independent of IAMGOLD in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 31 day of December 2017.

[signed]

/s/ Neil Lincoln
Neil Lincoln, P. Eng

Certificate of Qualified Person

I, Wilson Muir, of North Bay, Ontario, Canada, do hereby certify that as the author of “Nl 43-101 Technical Report, Boto Project, Senegal” dated 31 December 2017 that:

1.	I am employed as a Senior Engineer with Knight Piésold Ltd., 1650 Main Street West, North Bay, ON, Canada.

2.	I graduated from the University of the British Columbia, Canada in 1994 with a Bachelor of Applied Science in Geological Engineering.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100060272).

4.	I have practiced my profession continuously as a geotechnical engineer for 23 years and with Knight Piésold Ltd. since 1999.

5.	I am responsible for compiling the overall technical report and responsible for sections 18.18, 18.19 and 25.5.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person for the purpose of Nl 43-101.

7.	I did not visit the site.

8.	I am independent of IAMGOLD in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this 31 day of December 2017.

/s/ Wilson Muir
Wilson Muir, P. Eng.

Certificate of Qualified Person

I, Gordon Zurowski, of Stouffville, Ontario, Canada, do hereby certify that as the author of “Nl 43-101 Technical Report, Boto Project, Senegal” dated December 31, 2017 that:

1.	l am a Principal Mining Engineer with AGP Mining Consultants Inc. with a business address at #246 132 Commerce Park Drive, Unit K, Barrie, Ontario, L4N 0Z7.

2.	l am a graduate of the University of Saskatchewan, B.Sc. Geological Engineering, 1989.

3.	I am a professional engineer in good standing with the Professional Engineers Ontario (PEO) in Canada (no. 100077750).

4.	I have practiced my profession in the mining industry continuously since graduation.

5.	I am responsible for compiling the overall technical report and responsible for sections 1.8, 1.9, 15, 16, 21.3.1, 21.4, 21.6.1, 25.3, 26.2.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (Nl 43-101) and certify that, by reason of my education, affiliation with a professional association (as defined in Nl 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person for the purpose of Nl 43-101.

7.	I visited the site during December 12th and 13th, 2017 and inspected the proposed open pit, process plant, water storage pond, tailings storage facility and mine infrastructure areas.

8.	I am independent of IAMGOLD in accordance with the application of Section 1.5 of National Instrument 43-101.

9.	I have not had any prior involvement with the Property.

10.	I have read National Instrument 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with same.

11.	At the effective date of the Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated at Mississauga, Ontario, Canada, this December 31, 2017.
/s/ Gordon Zurowski
Gordon Zurowski, P. Eng